Exhibit 12.1
9/12/2011

SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2010
and the year to date June 30, 2011

						Six
						Months
						Ended
Year ended December 31,						June 30,
	2006	2007	2008	2009	2010	2011
---------------------Thousands of Dollars----------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$206,280	$215,185	$237,251	$241,515	$206,665	$127,335
Interest expense, net of amounts capitalized	80,153	79,175	83,212	84,963	76,120	36,603
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	0	0	0	0	0	0
Earnings as defined	$286,433	$294,360	$320,463	$326,478	$282,785	$163,938

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$75,994	$88,037	$86,301	$84,279	$85,054	$42,774
Interest on affiliated loans	0	0	0	0	8	534
Interest on interim obligations	8,294	5,414	1,574	(122)	603	795
Amort of debt disc, premium and expense, net	1,513	2,169	2,098	2,098	2,098	1,035
Other interest charges	0	96	314	332	467	320
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$85,801	$95,716	$90,287	$86,587	$88,230	$45,458

RATIO OF EARNINGS TO FIXED CHARGES	3.34	3.08	3.55	3.77	3.21	3.61